FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

AMS HOMECARE INC. (File #000-50109)

1360 Cliveden Avenue, Delta, B.C., V3M 6K2

(Address of principal executive offices)

Attachments:

1.         News Release dated May 31, 2005

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

    AMS HOMECARE INC.

    (Registrant)

Date: May 31, 2005

    By:

“Harj Gill”

 Harj Gill

    Its:       CEO

(Title)

May 31, 2005

SECURITIES AND EXCHANGE COMMISSION                       VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

AMS HOMECARE INC. - (File #000-50109)

Form 6-K

On behalf of AMS Homecare Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

AMS HOMECARE INC.

“Harj Gill”

per:

Harj Gill

CEO

Enclosures

News Release dated May 31, 2005

cc:

AMS Homecare Enters into Negotiations for Acquisition of Technology Company

Vancouver, B.C.- AMS Homecare (OTCBB:AHCKF) announced today that it is in negotiations to acquire a technology company related to its core business of providing supplies and services to the healthcare and homecare markets.

"We believe that major opportunity exists in the healthcare and homecare supplies and services industries given the clear growth ahead in the elderly markets," said Harj Gill CEO of AMS Homecare.

"Each acquisition we make adds one more piece to the puzzle in taking advantage of the myriad opportunities that exist in our industry. Because of our familiarity with the industry and our ability to move quickly when we see a promising situation, we can take advantage of these opportunities before others can do so." said Gill.

AMS recently announced  that it has entered into a binding agreement with Wireless 2000 of Burnaby, British Columbia ( http://www.wireless2000.com ) to acquire the exclusive distribution rights to distribute its products into the health care, residential elder care, medical offices and hospital markets in North America.

Founded in 1989, AMS Homecare is a successful purveyor of mobility equipment, durable and disposable medical products and patient monitoring technology that is recognized for its innovation, quality and style. With a base of 300-plus dealer customers in Canada, the company is moving forward to strengthen its foundation and to build an organization capable of serving the independence needs of the aging populations in Canada and the United States. More information is available at http://www.amshomecare.com .

Safe Harbor Statement: Statements contained in this fact sheet relating to AMS Homecare that are not historical facts are “forward-looking” under the Private Securities Litigation Reform Act. Forward-looking statements are subject to risks and uncertainties, including, but not limited to: the company’s ability to maintain strong relationships with its primary supplier and key dealers; the effects of competition from companies with greater resources; changes in manufacturers’ distribution channels; fluctuations in foreign currency; the level of government reimbursement for users as well as other government regulations; the company’s ability to retain key personnel; and, its ability to secure financing, notably to support its expansion into the U.S. market. These risks and uncertainties and others are enumerated in the company’s most current filed Annual and Interim Reports and could cause actual results to differ materially from those projected or implied in the forward-looking statements. Except for the company's continuing obligation to disclose material information under federal securities law, it is not obligated to update its forward-looking statements.

For further information contact:

Raymond Walkosz

Stomar Partners Investor Relations

312 238-9238

or

Daryl Hixt, at AMS Homecare Corporate Communication
604-273-5173 ext 121
ir@amshomecare.com